SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

 The CVM sent the following request to Eletrobras for clarification:

“OFÍCIO/CVM/SEP/GEA-1/Nr 003/2012

Rio de Janeiro, January 4th ,  2012

Mr ARMANDO CASADO DE ARAUJO

Chief Financial and Investor Relations Officer of

CENTRAIS ELETRICAS BRASILEIRAS – ELETROBRAS

Presidente Vargas Ave. 409 / 13th floor — Centro

Rio de Janeiro - RJ

Zip Code: 70071-003

Phone: (21) 2514-6435 / Fax: (21) 2514-5714

E-mail:  df@eletrobras.com

Subject: Request for Clarification

Administrative Proceeding CVM nr RJ-2012-00105

We report on the news published in the Economy & Business section of the "O Estado de Sao Paulo" newspaper, on 28/12/2011, under the title "Eletrobras announces record investment of R$ 13.3 billion for 2012," in which the following statements appeared:

"Yesterday,  Eletrobras announced a record investment of R$ 13.3 billion for 2012. The figure is 48% higher than this year's budget, which totals around R$ 9 billion. To make the investment, the CEO, Jose Costa, mentions that Eletrobras needs to raise R$ 3.9 billion from capital markets' issuances.

In addition, the Company expects an additional R$ 4.1 billion from Banco Nacional de Desenvolvimento Economico e Social (BNDES) and local funds and another R$ 900 million from the World Bank (IBRD).

(...)

In 2012, 15 Eletrobras projects will come into operation, which all together will amount to a 2.8 thousand megawatt capacity of power generation in the country.

(...)

By year end, due to delays associated with the licensing of projects, we closed the year with investments of around R $ 9 billion.

Yesterday, the CEO of Eletrobras also promised that, from 2014, the distribution subsidiaries would be profitable, "Last year, their loss was R$ 1.5 billion, this year it will be R$ 1 billion, next year it will be from R$ 600 million and it will be R$ 300 million in 2013. in 2014, we will make a profit in relation to the six distribution subsidiaries (Amazonas Energia, Boa Vista Energia, Ceal of Alagoas, Cepisa of Piauí, Ceron of Rondônia, and Eletroacre), " he said.

(...)

MARKET ANNOUNCEMENT

The executive officer reaffirmed interest in the internationalization of the Company, aiming to have 10% of revenue coming from abroad, by 2020. "

In view of the above, we determine  that you clarify, as provided for by the provisions of CVM Instruction No. 358/2002 and the heading of art. 153 of Law n "6404/1976, if each of the statements contained in the newspaper has some foundation, and, if confirmed, explain the reasons why these facts were not disclosed to the market as Relevant Facts, as well as demonstrate any inaccuracies contained in the Market Announcement of 28 and 29/12/2011, given that there was no inclusion of any reference to the R$ 5 billion to be possibly funded by the Banco Nacional de Desenvolvimento Economico e Social, the World Bank and local funding.

In this sense, it should be noted that under Article 3 of CVM Instruction 358/2002, the Director of Investor Relations should be the officer who discloses information to the CVM and, if applicable, the stock exchange and any OTC organized entity in which any securities of the company traded, any act or event which has occurred or is related to their business and to ensure its widespread and immediate dissemination, simultaneously to all markets in which such securities are traded.

Remember that pursuant to the sole paragraph of Article 4 of CVM Instruction 358/2002, the Director of Investor Relations will ask persons with access to relevant acts and information, to determine if there is any information that has not been properly disclosed to the market.

We also emphasize that the practice of disclosing to the market any expectations of future performance (guidance), both in relation to short and long term, particularly with regard to the financial and operational aspects of its business, involves the preparation of quantitative projects. Thus, in compliance with the provisions of § 1 of Art. 20 of CVM Instruction 480/09, we determine  that, provided that each statement mentioned above is correct you should fill item 11 of Formulario de Referência with the required information under "a" to "d".

We emphasize that it will be up to the Superintendent of Corporate Relations, in the exercise of its statutory duties and pursuant to paragraph II of Article 9 of Law 6.385/1976 and article 7, combined with art. 9 of CVM Instruction 452/2007, to determine the application of any penalty payment in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for noncompliance with the requirements of this letter until 06/01/2012, within 2 (two) working days of knowledge of the terms of this letter, and also sent by fax and email to the of investor relations officer.

Regards,
NILZA MARIA SILVA DE OLIVEIRA Business Monitoring Manager-1	JORGE LUIS DA ROCHA ANDRADE Superintendent of relations with Companies (On exercise)”

In addition to our Market Announcement of December 28, 2011, we explained to shareholders and the market in general as follows:

With regard to the investment budget for 2012, published in the Market Announcement on December 29, 2011, among the sources of funding necessary to implement it, we estimate the need to raise funds in the amount of R$ 3.9 billion as raised during 2011. Due to the fact that Eletrobras holds receivables denominated in US dollar, this funding should be done primarily on the international market.

MARKET ANNOUNCEMENT

As for other sources of financing mentioned, BNDES and Local Funds, we have already clarified that part of it this funding has already been provided and part is in advanced stages of contracting. They are intended for ongoing investments, such as Angra III (already contracted), the Madeira transmission lines, pre Madeira and several other generation and transmission projects obtained through ANEEL's auctions. Financing from the World Bank is already in place and will be applied in investments in the distribution subsidiaries. The information provided at the time showed that these amounts will be applied by subsidiaries of Eletrobras, gradually, to the extent that the works are being carried out.

Projects that will come into operation in 2012 have been widely disseminated to the market in all the presentations made by the Company to Apimec analysts in Rio de Janeiro, Sao Paulo, Brasilia, Belo Horizonte, Fortaleza, Porto Alegre and Florianópolis, and several other presentations made in seminars in Brazil and at overseas road shows, and these presentations were filed with the CVM, through Market Announcements on 05/18, 08/30, and 10/31/2011.  18/05, 30/08 and 31/10/2011

As already disclosed in the Market Announcement of 28.12.2011, because of the investments made up to the third quarter and disbursements scheduled for the fourth quarter of 2011, total investment in 2011 should be "around R$ 9 billion". The amount level will be attained due mainly to delays in obtaining construction licenses. Later, we will disclose to the market the value of investments effectively carried out, by business segment in 2011.

In relation to our Energy Distribution segment, our distribution subsidiaries have historically presented negative results, and recorded losses of R$ 1.5 billion for the year 2010. In all presentations and conference call in which we have participated we have demonstrated the work which we have been undertaking to eliminate this negative result. Funding of US$ 500 million obtained from the World Bank, mentioned earlier, aims to reduce commercial loss es in energy, which constitutes one of the main variables driving our negative results in this business segment.  Other factors which influence the negative results of the distribution companies are:high defaulting, operational costs higher than values accepted by ANEEL, and penalties defined by the mentioned regulatory agency.

We also inform that the reduction in the commercial losses, the defaulting and the operational costs, besides the improvement of the quality of services, within the limits established by ANEEL, Will not occur immediately.  This reduction will be a gradual one, and may result in a reversion of losses in the distribution segment, by 2014.Informamos ainda que a redução das perdas comerciais, da inadimplência e dos custos operacionais, além da melhoria da qualidade dos serviços, dentro dos limites estabelecidos pela Anell, não ocorrerá de imadiato, mais sim dentro de uma trajetória de melhoria gradativa, que poderá acarretar em 2014 a reversão dos prejuízos do segmento de ditribuição.

All shareholders, fixed income investors and market analysts, have been following details of the evolution of income from our distribution companies. As everyone knows, it is not possible and it’s not the Company policy to disclose "guidelines."

MARKET ANNOUNCEMENT

In relation to our international activities, in the presentations mentioned above, filed with the CVM, we reported that we expect to construct 18.3 GW of installed capacity and 5,100 km of transmission lines abroad, which could represent a significant portion of our generation matrix and transmission, in relation to our current installed capacity of 42 GW and extension of transmission lines, to approximately 60,000 km. Since these projects are at different stages of evaluation, we cannot at present determine which investments will actually be performed and the resulting share of revenue from each of them. Later, when the business plan of Eletrobras is completed, currently under preparation, we will inform the market of our expectation to develop our business abroad.

Rio de Janeiro, January 5th 2012

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 06, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.